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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9



                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)



                        Hawaii National Bancshares, Inc.
              ----------------------------------------------------
                                (Name of Issuer)



                        Hawaii National Bancshares, Inc.
              ----------------------------------------------------
                      (Name of Person(s) Filing Statement)



                          $1.00 par value Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)



                                    419758107
              ----------------------------------------------------
                      (CUSIP Number of Class of Securities)



                        Stephen M. Klein, Graham & Dunn,
               1420 5th Avenue, 33rd Floor, Seattle, WA 98101-2390
                                  206-340-9648
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)





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ITEM 1.  SECURITY AND SUBJECT COMPANY

         The information required by this Item is incorporated by reference to the information set forth in Item 1 - Security and Subject Company, of the
Schedule 14D-1 filed by K.J.L. Associates et al on July 2, 1999, as amended on July 20, 1999.

ITEM 2.  TENDER OFFER OF THE BIDDER

         The information required by this Item is incorporated by reference to the information set forth in Item 1 - Security and Subject Company, and Item 2 - Identity and Background, of the Schedule 14D-1 filed by K.J.L.
Associates et al on July 2, 1999, as amended on July 20, 1999.

ITEM 3.  IDENTITY AND BACKGROUND

(a)  Name of Person Filing:   Hawaii National Bancshares, Inc.
                              45 North King Street, Suite 600
                              Honolulu, Hawaii  96817

(b) The information required by this Item is incorporated by reference to the information set forth in Item 3 Past Contracts, or Negotiations with the Subject Company of the Schedule 14D-1 filed by K.J.L. Associates et al on July 2, 1999, as amended on July 20, 1999.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

      The information required by this Item is incorporated by reference to the information set forth under the captions "SPECIAL FACTORS," "THE REVERSE STOCK SPLIT - Recommendation of the Board of Directors" and "THE TENDER OFFER - Approval by the Board of Directors; No Shareholder Approval Required" in the Proxy/Tender Offer Statement, which is an exhibit to this Schedule 14D-9 ("Proxy/Tender Offer Statement").


ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information required by this Item is incorporated by reference to the information set forth under the captions "THE ANNUAL MEETING - Voting, Solicitation and Revocation of Proxies" and "THE REVERSE STOCK SPLIT Fees and Expenses; Sources of Funds; Luke Family Purchasers" in the Proxy/Tender Offer Statement.





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ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         The information required by this Item is incorporated by reference to the information set forth under the caption "TRANSACTIONS IN COMMON STOCK" in the Proxy/Tender Offer Statement.

         To the extent known by the Company after reasonable inquiry, the Company does not believe that any of the officers, directors or affiliates of the Company ("affiliate" includes any member of the Luke Family or any entity owned or controlled by any member of the Luke Family) will tender any shares owned by such persons in the tender offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         Not Applicable. The Company will conduct a tender offer as described in the Proxy/Tender Offer Statement, and the persons filing the Schedule 14D-1 may be deemed to be engaged in such tender offer.

ITEM 8.  ADDITIONAL INFORMATION

         Not Applicable

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit a. Amended Form of Tender Offer/Proxy Statement to be distributed to shareholders of the Company. (Incorporated by reference to Exhibit 17(d)(1) of Amendment No. 2 Pre-Rule 13E-3 Transaction Statement on
Schedule 13E-3 filed July 20, 1999 to the Schedule 13E-3 by the Company and the Luke Family Purchasers).

         Exhibit b. Subscription Agreements (Incorporated by reference to Exhibit 9(c) of Amendment No. 1 to the Schedule 13E-4 filed July 2, 1999 by the Company).

         Exhibit c. Depositary Agreement (Incorporated by reference to Exhibit 9(c) of Amendment No. 1 to the Schedule 13E-4 filed on July 2, 1999 by the Company).





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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.




                                                      July 20, 1999
                                        ----------------------------------------
                                                          (Date)


                                     /S/WARREN K. K. LUKE
                                        ----------------------------------------
                                        Warren K. K. Luke
                                        President and Chief Executive Officer of
                                        Hawaii National Bancshares, Inc.






















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